June 20, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Aliya Ishmukhamedova

Re:	Forum Energy Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-278284)
Ladies and Gentlemen:
Forum Energy Technologies, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-278284) be accelerated so that the Registration Statement will become effective on Monday, June 24, 2024, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Tull R. Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767.

Sincerely,

FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ John C. Ivascu
John C. Ivascu
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

cc:	Tull R. Florey, Gibson, Dunn & Crutcher LLP